SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
12

SEC 11018586 MISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5 /A
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 48095 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Capital Markets, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Meadowmont Village Circle, Suite 429
(No. and Street)

Chapel Hill (City) NC (State) 27517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Shugrue (919) 960-0807
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Thomas G. Shugrue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Capital Markets, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ALEIDA R. BEAN
MY COMMISSION # DD 864394
EXPIRES: March 14, 2013
Bonded Thru Notary Public Underwriters

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2010

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Carolina Capital Markets, Inc. as of September 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carolina Capital Markets, Inc. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 19, 2010

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 934 |
| Receivable from broker/dealers | | 2,486,322 |
| TOTAL ASSETS | $ | 2,487,256 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable, accrued expenses and other liabilities | $ | 782,886 |
| Commissions payable | | 839,810 |
| Management fees payable | | 151,289 |
| Total Liabilities | $ | 1,773,985 |
| **SHAREHOLDER'S EQUITY** | | |
| Common stock | $ | 234,620 |
| Additional paid-in capital | | 112,391 |
| Retained earnings | | 366,260 |
| Total Shareholder's Equity | $ | 713,271 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ | 2,487,256 |

The accompanying notes are an integral part of this financial statement.

CAROLINA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of The North Carolina Company, was incorporated in the state of North Carolina on February 1, 1994. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162". This standard establishes the FASB Standards Accounting Codification (Codification) as the source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied to nongovernmental agencies. The Codification supersedes all of the existing accounting and reporting standards, but is not intended to change or alter existing US GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to US GAAP use the new Accounting Standards Codification (ASC) and the Codification numbering system prescribed by the FASB. For ease of transition, the former references of referring to the specific accounting principles will be shown parenthetically.

Fair Value Measurements - Effective October 1, 2009, the Company completed its adoption of the fair value measurements and disclosures topic (formerly, FAS No. 157, "Fair Value Measurements"). This topic defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It does not require any new fair value measurements, but may require some entities to change their measurement practices.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

## NOTE 2 - FAIR VALUE MEASUREMENT - (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Cash and cash equivalents, as stated on the statement of financial condition, has been valued using Level 1 inputs. See Note 10 regarding fair value of defined benefit plan assets. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

## NOTE 3 - INCOME TAXES

Both the Company and the Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent, The North Carolina Company.

The Company's adoption of the income tax topic (formerly, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109") on October 1, 2009 had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2006.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions on customers' behalf, involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

## NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In April 2008, the Company entered into the aforementioned agreement. Under terms of the agreement the Company is required to maintain a $150,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are monthly minimum charges, additional net capital requirements and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the fifth year of the agreement. The Company is also prohibited from entering into other similar agreements without prior written consent from the Clearing Broker/dealer.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2010, the Company's net capital and required net capital was $713,271 and $118,266, respectively. The Company's ratio of aggregate indebtedness to net capital was 249%.

## NOTE 6 - COMMON STOCK

The Company, at September 30, 2010, has the following authorized, issued and outstanding common stock:

| | |
|---|---|
| Class A, voting, no par value, authorized 400,000 shares, issued and outstanding 40,000 shares | $ 234,620 |
| Class B, non-voting, no par value, authorized 100,000 shares, issued and outstanding 0 shares | -0- |
| Total | $ 234,620 |

CAROLINA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2010

## NOTE 7 - OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under non-cancellable leases for office space, expiring August 2013, and quotation services, expiring at various times through December 2012, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, approximate $304,536, $145,536 and $66,628 for the years ended September 30, 2011, 2012 and 2013, respectively.

Payments pursuant to the above quotation service agreements during the year totaled $359,883. Payments pursuant to the office lease were made by the Parent (Note 8). The Parent is also named on the office lease.

## NOTE 8 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of The North Carolina Company (the "Parent").

Pursuant to an agreement (amended effective August 17, 2009) with the Parent, the Company is required to pay the Parent $27,500, at the beginning of each month as reimbursement for certain overhead and operating expenses. Expenses incurred pursuant to this agreement, which total $330,000, as well as additional payments to Parent, are allocated as follows, on the statement of income:

| | Monthly, Per Agreement | Allocations Per Statement of Income |
|---|---|---|
| Occupancy | $ 5,500 | $ 66,000 |
| Communications | 1,400 | 16,800 |
| Business promotion | 5,100 | 61,200 |
| Management fees | 500 | 6,000 |
| Other | 15,000 | 180,000 |
| | $ 27,500 | $ 330,000 |

The Company also incurred an additional $3,378,289 in management fees to Parent.

## NOTE 9 – 401(k) PLAN

The Company has adopted a deferred compensation plan commonly referred to as a 401(k) Plan. The plan is also in the name of The North Carolina Company (the Parent). The Company will make employee contributions in an amount equal to 3% of an employee's compensation and is permitted to make additional discretionary contributions. Company contributions and profit sharing contributions to the plan for the year ended September 30, 2010 totaled $15,552. This amount is included in compensation and related benefits on the statement of income.

## NOTE 10 - DEFINED BENEFIT PLAN

The Company maintains a defined benefit pension plan (the "Plan"). The Plan was first effective January 1, 2009 and covers certain eligible employees, as defined. Such employees are not vested until they reach three years of service, at which time they are 100% vested as to their benefits. At September 30, 2010, the Plan had eight total, active participants.

At September 30, 2010, the Plan's projected benefit obligation was $697,641 and the fair value of Plan assets was $519,290, leaving the Plan under-funded by $178,351. Due to an unrecognized prepaid obligation from transition, the Company has a net prepaid benefit obligation of $93,120. Instead of recording a prepaid asset, the Company accrued a management fee to Parent of $151,289, which represented the funding amount required subsequent to September 30, 2010, but prior to December 31, 2010. The Parent is the entity funding the Plan. The Parent made contributions of $20,000 during the year ended September 30, 2010.

The net periodic pension cost and net actuarial gain for the year ended September 30, 2010 was $368,095 and $38,370, respectively. The Plan assets are invested approximately 31% in debt and 69% in cash (both of which are Level 1 assets).

## NOTE 10 - DEFINED BENEFIT PLAN

Other information about the Plan and its assumptions is as follows:

| | |
|---|---|
| Assumed discount rate | 5.75% |
| Assumed return on Plan assets | 7.00% |
| Measurement period | 10/1/09-9/30/10 |
| Census data as of | 1/1/10 |
| Value of assets set to fair value as of | 9/30/10 |
| Benefits paid during the year ended | $ 0 |

The following benefit payments, which reflect anticipated future service, are expected to be paid:

| | |
|---|---|
| 2011 | $ 0 |
| 2012 | 0 |
| 2013 | 134,306 |
| 2014 | 133,020 |
| 2015-2019 | 1,103,126 |
| Total | $ 1,370,452 |